Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

ANNOUNCEMENT

MADE PURSUANT TO RULE 13.09 OF

THE RULES GOVERNING THE LISTING OF SECURITIES

ON THE STOCK EXCHANGE OF HONG KONG LIMITED AND

THE INSIDE INFORMATION PROVISIONS

This announcement is made by the board (the “Board”) of directors of Feishang Anthracite Resources Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

References are made to the announcement of the Company dated 13 May 2014 regarding the Framework Agreement dated 13 May 2014 and entered into between Feishang Enterprise and Liu Zhi Group in relation to the formation of JV Company, the announcements of the Company dated 28 May 2014 and 27 June 2014, respectively regarding the extension of time for entering into the Supplemental Framework Agreement (collectively, the “Announcements”) and the Listing Document. Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcements and the Listing Document.

As disclosed in the Announcements, Feishang Enterprise (an associate of Mr. LI Feilie, the Chairman of the Company and the Controlling Shareholder) and Liu Zhi Group (a state-owned enterprise of the PRC) entered into the Framework Agreement on 13 May 2014 in relation to the formation of JV Company. On 28 May 2014, the parties entered into the Special Agreement to extend the time for entering into the Supplemental Framework Agreement to within one (1) month after signing of the Special Agreement (i.e. on or before 27 June 2014). The parties have then agreed that the Supplemental Framework Agreement would not be executed on or before the aforesaid timeline. Pursuant to the Framework Agreement as supplemented by the Special Agreement, the Period of Exclusivity, being a period of three (3) months from the date of the Framework Agreement (i.e. 13 May 2014), would expire on 12 August 2014. As at the date of this announcement, the parties have not yet executed the Supplemental Framework Agreement as more time is required for completing the due diligence process and finalising the terms of the Supplemental Framework Agreement, if any. The Company will publish further announcement(s) if and when Feishang Enterprise enters into the Supplemental Framework Agreement or when there is material development on the proposed formation of the JV Company.

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Shareholders and potential investors should note that the proposed formation of the JV Company may or may not proceed and are advised to exercise caution when dealing in the shares of the Company.

The Board confirms that the contents of this announcement do not contain any false statements, misleading representations or material omissions, and all of the Directors jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the contents of this announcement.

By order of the Board

FEISHANG ANTHRACITE RESOURCES LIMITED

LI Feilie

Chairman

Hong Kong, 12 August 2014

As at the date of this announcement, the executive directors of the Company are LI Feilie, HAN Weibing, WAN Huojin, TAM Cheuk Ho and WONG Wah On Edward and the independent non-executive directors of the Company are LO Kin Cheung, HUANG Zuye and HUANG Songzhong.

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